XAI Octagon Floating Rate & Alternative Income Term Trust

321 North Clark Street, Suite 2430

Chicago, Illinois 60654

September 26, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	XAI Octagon Floating Rate & Alternative Income Term Trust – Request
for Withdrawal of Amendment to Registration Statement on Form N-2
(File Nos. 333-217196 and 811-23247)

Ladies and Gentlemen:

XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”) hereby requests the withdrawal of the pre-effective amendment to its registration statement on Form N-2 (File Nos. 333-217196 and 811-23247), together with all exhibits filed therewith, filed on September 25, 2017 and having the SEC Accession No. 0001193125-17-293060 (the “Amendment”), due to an inadvertent EDGAR filing submission error.

After filing the Amendment, the Trust discovered that pages from the prospectus contained within the Amendment were inadvertently omitted from the filing submission. The Trust promptly corrected the error and on September 25, 2017 re-filed the pre-effective amendment containing the full prospectus (SEC Accession No. 0001193125-17-293169).

Should you have any questions regarding this matter, please contact Kevin T. Hardy of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Trust, at (312) 407-0641.

Sincerely,

XAI OCTAGON FLOATING RATE &
ALTERNATIVE INCOME TERM TRUST

By:	/s/ John P. McGarrity
John P. McGarrity
Secretary